Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS APRIL 2019 SALES

	April 2019	Change year-on-year	Jan – Apr 2019	Change year-on-year
Jaguar Land Rover	39,185	(13.3)%	198,101	(9.1)%
Jaguar	11,462	(13.7)%	60,758	(3.9)%
Land Rover	27,723	(13.1)%	137,343	(11.2)%

Whitley, UK, 10 May 2019 – Jaguar Land Rover retail sales in April 2019 were 39,185 vehicles, down 13.3% compared to April 2018.

The introduction of the all-electric Jaguar I-PACE and the sales ramp up of the new Range Rover Evoque continue to be encouraging, however, retail sales of other models were lower primarily reflecting the continuing weaker market conditions in China.

Retail sales were up again in the UK (12.1%) and in North America (9.6%), but were offset by lower sales in China (-45.7%) and in Overseas markets (-22.3%) with retails in Europe also down (-5.5%).

Jaguar retail sales in April 2019 were 11,462 vehicles, down 13.7% year-on-year and Land Rover retailed 27,723 vehicles, down 13.1% compared to April 2018.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“Although this was a tough month for us due to continuing pressures in China, we are delighted to see good growth in the UK and the US. Once again we strongly outperformed the UK market and the US marked its best ever April sales. This reflects the strength of our brands and continued demand for our unique and evolving product line-up.

“This month was a historic milestone for Jaguar, with the all-electric Jaguar I-PACE winning an extraordinary hat trick of awards - the 2019 World Car of the Year, World Car Design of the Year and World Green Car - which no car has ever done before. This is in addition to scooping the European Car of the Year and the China Green Car of the Year 2019 trophies, to name just a few of the accolades for the I-PACE. We continue to be encouraged by the market response to this incredible vehicle.

“At Land Rover, sales of the new Range Rover Evoque luxury compact SUV are starting to ramp up, as it is launched in an increasing number of countries following its global debut at the end of last year.  In April, we were excited to premiere the China-produced version at the Shanghai auto show, tailored to the needs of our discerning customers in this important market.”

Jaguar Land Rover total retail sales for the calendar year to date (January – April 2019) were 198,101 vehicles, down 9.1% compared to the same period last year.

ENDS

For further information, please contact:

Joan Chesney

M: +44 (0) 7467 448 229

E: jchesney@jaguarlandrover.com

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In the year to 31 March 2019 Jaguar Land Rover sold 578,915 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities and an engine manufacturing centre in the UK. We also have plants in China, Brazil, India, Austria and Slovakia.

From 2020 all new Jaguar Land Rover vehicles will offer the option of electrification, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.